Exhibit 99.1

Caledonia Mining Corporation

(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Acceptance of Resignation of Richard Patricio from Caledonia’s Board of Directors

July 13, 2015: Caledonia Mining Corporation (“Caledonia” or the “Company”) held its Annual and Special Meeting on May 14, 2015, at which Richard Patricio received more votes withheld than votes in favour of his re-election as a director. As a result, Mr. Patricio submitted his resignation as a director of the Company in accordance with the Company’s majority voting policy.  Caledonia’s board of directors announces that, in light of the outcome of the shareholder vote, it will accept Mr. Patricio’s resignation effective upon the appointment of his successor, which is expected to occur as soon as practicable.

Commenting on Mr. Patricio’s resignation, Leigh Wilson, Caledonia’s Chairman, said:

“Richard was a highly effective and hard-working member of Caledonia’s board. During his three years of service as an independent director, Richard made a substantial contribution towards re-shaping Caledonia into the highly-focused company which it is today.

“In order to remain compliant with applicable laws governing the composition of boards of Canadian companies, Caledonia will replace Richard with another Canadian resident. The process of identifying Richard’s replacement is well-advanced and we expect that a further announcement will be made shortly.

“Along with the rest of the board and Caledonia’s management, I would like to thank Richard for his contribution.”

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Halimah Hussain/Megan Ray Tel: +44 20 7138 3204